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                                                                       Exhibit 2

                Director/Management Committee of Giant Food Inc.
                                6300 Sheriff Road
                            Landover, Maryland 20785

                                                                    May 19, 1998

Dear Giant Stockholder:

         We are pleased to inform you that The 1224 Corporation, which owns the controlling Class AC shares of Giant, has entered into a Stock Purchase Agreement dated May 19, 1998 with Ahold, one of the largest and most respected supermarket chains in the world, under which Ahold has agreed to buy the AC shares for $43.00 per share and to make a tender offer at the same price for all the outstanding Class A shares. Ahold's obligation to purchase shares is subject to customary conditions. Subsequent to entering into the Stock Purchase Agreement, Ahold increased the per share price to $43.50 for the reasons set forth in the Preliminary Note to the enclosed Schedule 14D-9.

         The transaction with Ahold was announced today, and the Board of Directors of Giant has not yet met to review the tender offer and take a position on it. We are a Director/Management Committee consisting of five of the nine directors of Giant and six of its officers who have filed the enclosed
Schedule 14D-9 with the Securities and Exchange Commission and are sending you a copy so that we may freely express our views to the employees of Giant and others on the proposed transaction with Ahold. We believe that the terms of the proposed transaction, including the tender offer, are fair to, and in the best interests of, Giant and its stockholders, and we recommend that stockholders accept the offer and tender all of their Class A shares pursuant to the offer.

         In arriving at our recommendation, we gave careful consideration to a number of factors which are described in the Schedule 14D-9, including the action taken by the Strategic Planning Committee of the Board of Directors of Giant in which it unanimously determined that the tender offer is fair to and in the best interests of the holders of Class A shares and recommended to the Board of Directors of Giant that it recommend acceptance of the offer to Giant's stockholders, and the opinion of Wasserstein Perella & Co., Inc., a financial advisor to the Strategic Planning Committee, that the per share cash consideration is fair to the Class A holders from a financial point of view.

         Additional information with respect to the transaction is contained in the Schedule 14D-9, and we urge you to consider this information carefully. You will receive a communication from Giant about the tender offer, including a
Schedule 14D-9 from Giant and a statement of the position taken by its Board of Directors, after the Board has met and considered the offer.

                                                     Sincerely yours,


                                     /s/Pete Manos
                                     ----------------------------------------
                                     for the Director/Management Committee